THE FUTURE DIMENSIONS VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT

issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account S-A1

Supplement Dated May 5, 2014

This supplement updates and amends certain information contained in your Contract prospectus and Statement of Additional Information, each dated October 1, 2004, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE COMPANY

Information about the Security Life of Denver Insurance Company found in your Contract prospectus and Statement of Additional Information is deleted and replaced with the following:

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "Company") issues the Contract described in the prospectus and is responsible for providing the Contract's insurance benefits.[*] All guarantees and benefits provided under the Contract that are not related to the Variable Account are subject to the claims paying ability of the Company and our General Account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 650, Denver, Colorado 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

IMPORTANT INFORMATION ABOUT THE PORTFOLIOS ("FUNDS") AVAILABLE THROUGH THE CONTRACT

In connection with the rebranding of ING U.S. as Voya™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.

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[*] Prior to October 1, 2004, the policies were issued by Southland Life Insurance Company ("Southland Life"), an affiliate of Security Life. Southland Life was a stock life insurance company organized in 1908 and incorporated under the laws of the State of Texas. On October 1, 2004, Southland Life merged with and into Security Life and Security Life assumed responsibility for Southland Life's obligations under the policies.

The following chart lists the funds that are, effective May 1, 2014, available through the Contract, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Contract value to the Subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Voya Balanced Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Intermediate Bond Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Liquid Assets Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks high level of current income consistent with the preservation of capital and liquidity.

Voya Intermediate Bond Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya International Index Portfolio (Class S)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Voya Large Cap Growth Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks long-term capital growth.

Voya Liquid Assets Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks high level of current income consistent with the preservation of capital and liquidity.

Voya Multi-Manager Large Cap Core Portfolio (Class S)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company
	Seeks reasonable income and capital growth.

Voya Russell^{TM} Large Cap Growth Index Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya U.S. Stock Index Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: Voya Investment Management Co. LLC
	Seeks total return.

VY Invesco Equity and Income Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

VY JPMorgan Small Cap Core Equity Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: J.P. Morgan Investment Management Inc.
	Seeks capital growth over the long-term.

VY MFS Utilities Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: Massachusetts Financial Services Company
	Seeks total return.

VY Oppenheimer Global Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: OppenheimerFunds, Inc.
	Seeks capital appreciation.

VY Pioneer High Yield Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: Pioneer Investment Management, Inc.
	Seeks to maximize total return through income and capital appreciation.

VY T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: T. Rowe Price Associates, Inc.
	Seeks long-term capital appreciation.

VY T. Rowe Price International Stock Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: T. Rowe Price Associates, Inc.
	Seeks long-term growth of capital.

IMPORTANT INFORMATION ABOUT FUNDS CLOSED TO NEW INVESTMENT

The Subaccounts that invest in the following funds have been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Investments Money Management, Inc. and other investment advisers	Seeks as high a level of current income as is consistent with the preservation of capital.
Invesco V.I. Core Equity Fund (Series I) **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.

Contract owners who have Contract value allocated to one or more of the Subaccounts that correspond to these funds may leave their Contract value in those Subaccounts, but future allocations and transfers into them are prohibited. If your most recent premium allocation instructions includes a Subaccount that corresponds to one of these funds, premium received that would have been allocated to a Subaccount corresponding to one of these funds may be automatically allocated among the other available Subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the YOUR RIGHT TO TRANSFER section beginning on page 20 of your Contract prospectus for information about making allocation changes.**

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the Subaccount that corresponds to the VY MFS Utilities Portfolio.*

The Board of Trustees of Voya Investors Trust approved a proposal to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about July 18, 2014 (the "Reorganization Effective Date"), Class S shares of the VY MFS Utilities Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya Large Cap Value Portfolio (the "Surviving Fund").

Notice of a Fund Addition. In connection with the upcoming fund reorganization, Class I shares of the Voya Large Cap Value Portfolio will be added, effective the Reorganization Effective Date, to your Contract as a replacement investment option.

Voluntary Transfers Before the Reorganization Effective Date. Prior to the Reorganization Effective Date, you may transfer amounts allocated to the Subaccount that invests in the Merging Fund to any other available Subaccount or to the Guaranteed Interest Account. **See the YOUR RIGHT TO TRANSFER section beginning on page 20 of your Contract prospectus for information about making allocation changes.**

On the Reorganization Effective Date. On the Reorganization Effective Date, your investment in the Subaccount that invests in the Merging Fund will automatically become an investment in the Subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your Contract value immediately before the reallocation will equal your Contract value immediately after the reallocation.

Automatic Investment in Class I Shares. On the Reorganization Effective Date, all existing account balances invested in Class S shares of the Merging Fund will automatically become investments in Class I shares of the Surviving Fund. Class I shares have 0.25% lower total fund expenses than Class S shares, and the effect of this transaction is to give Contract Owners an investment in a similar fund managed by the same investment adviser at a lower cost.

Automatic Fund Reallocation After the Reorganization Effective Date. After the Reorganization Effective Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Effective Date all allocations directed to the Subaccount that invested in the Merging Fund will be automatically allocated to the Subaccount that invests in the Surviving Fund. **See the YOUR RIGHT TO TRANSFER section beginning on page 20 of your Contract prospectus for information about making allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com.

Information about the Surviving Fund. Please note the following information about the Voya Large Cap Value Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Large Cap Value Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

NOTICE OF AND IMPORTANT INFORMATION REGARDING PROPOSED FUND SUBSTITUTIONS

> *The following information only affects you if you currently invest in or plan to invest in the Subaccounts that correspond to the Fidelity® VIP Equity-Income Portfolio or the Invesco V.I. Core Equity Fund.*

Security Life of Denver Insurance Company (the "Company") and Security Life Separate Account S-A1 (the "Variable Account") have filed an application with the Securities and Exchange Commission to permit the following "Replaced Funds" to be replaced with the corresponding "Substitute Funds":

Replaced Funds	Substitute Funds
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Voya Russell^{TM} Large Cap Value Index Portfolio (Class I)
Invesco V.I. Core Equity Fund (Series I)	Voya Russell^{TM} Large Cap Index Portfolio (Class S)

The principal purposes of the substitution are as follows:

- **Implement Business Plan.** The substitution is part of an overall business plan to make the Contract more efficient to administer and oversee and to offer funds through the Contract that meet certain performance, risk and pricing guidelines.
- **Reduced Costs and Greater Influence**. The substitution will replace unaffiliated funds with funds that are advised and subadvised by affiliates of the Company. The Company believes that making available affiliated funds that are managed by affiliated investment advisers will lead to increased efficiencies and greater influence over the administrative aspects of the funds, thereby reducing costs.
- **Due Diligence.** The substitution will allow the Company to respond to expense, performance and management matters that it has identified in its due diligence review of the funds available through the Contract.

The following lists important information regarding the upcoming fund substitutions:

- Prior to the fund substitutions you will receive another prospectus supplement which will indicate the substitution effective date, provide you with further details about the Substitute Funds and reiterate your rights related to the substitution. You will also receive a summary prospectus for each Substitute Fund.
- Prior to the substitution effective date and for thirty days thereafter you may transfer amounts allocated to the Subaccount that invests in a Replaced Fund to any other Subaccount or to the Guaranteed Interest Account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers). **See the YOUR RIGHT TO TRANSFER section beginning on page 20 of your Contract prospectus for information about making allocation changes.**
- Effective on the substitution effective date, the Substitute Funds will be added to your Contract as replacement investment options. More information about the risks associated with investing in the Substitute Funds can be found in the current prospectus and Statement of Additional Information for each fund.
- On April 28, 2006, the Subaccount that invests in the Invesco V.I. Core Equity Fund was closed to new investors and to new investments by existing investors. On the substitution effective date your investment in the Subaccount that invests in the Invesco V.I. Core Equity Fund will automatically become an investment in the Subaccount that invests in the Voya Russell^{TM} Large Cap Index Portfolio with an equal total net asset value.
- The Fidelity® VIP Equity-Income Portfolio is open to new investors and to new investments by existing investors. On the substitution effective date your investment in the Subaccount that invests in the Fidelity® VIP Equity Income Portfolio will automatically become an investment in the Subaccount that invests in the Voya Russell^{TM} Large Cap Value Index Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, after the substitution effective date all allocations directed to the Subaccount that invests in the Fidelity® VIP Equity-Income Portfolio will be automatically allocated to the Subaccount that invests in the Voya Russell^{TM} Large Cap Value Index Portfolio.
- You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the YOUR RIGHT TO TRANSFER section beginning on page 20 of your Contract prospectus for information about making allocation changes.**
- Your Contract value immediately before the substitution will equal your Contract value immediately after the substitution.
- The overall expenses of the Substitute Funds are less than the overall expenses of the Replaced Funds. The fees and expenses of the Substitute Funds will be provided to you prior to the substitution effective date.
- The investment objective and policies of the Substitute Funds are similar to the investment objective and policies of the Replaced Funds.
- After the substitution effective date, the Replaced Funds will no longer be available through the Contract and there will be no further disclosure regarding them in any future supplements to the Contract prospectus.
- You will not incur any fees or charges or any tax liability because of the substitutions.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.